Descartes Acquires European Customs Filer Dexx

European Customs Filing Complements Global Logistics Network’s Existing US and Canadian Capabilities

WATERLOO, Ontario—October 1, 2008—Descartes Systems Group, a global on-demand software-as-a-service (SaaS) logistics solutions provider, has acquired Dexx, a Belgium-based European customs filing and logistics messaging provider. Dexx adds European customs filing capabilities and a community of connected European logistics organizations to Descartes’ Global Logistics Network of over 4,000 connected members.

Dexx’s customs offerings help shippers, cargo carriers and freight forwarders manage the movement and submission of customs filings and messages to a number of customs authorities. Dexx’s commitment to automating logistics processes in Europe also resulted in its membership in EuroTradeNet (ETN), an entity designed to promote electronic trade focused on customs filings in the European region.

In addition to customs services, Dexx manages the Brucargo Community System (BCS), the cargo community system (CCS) at Brussels airport. BCS provides a comprehensive range of electronic information exchange between airlines, integrators, general sales agents, forwarding agents, ground handlers, truckers and shippers, as well as customs and other governmental bodies.

“With anticipated upcoming European Union regulations expected to mandate electronic notification to custom authorities of the contents of a vehicle, aircraft or vessel prior to the arrival at the border, we saw an opportunity to play an exciting role in this market by combining our local expertise with Descartes’ Global Logistics Network,” said Johan Deckx, president of Dexx. “Descartes and Dexx share a common vision to automate customs compliance and other logistics processes, so we’re confident that our customers will continue to receive excellent service.  We’re excited about joining the Descartes team and continuing to work on these important initiatives.”

“We’re committed to helping our Global Logistics Network customers comply with existing and pending electronic customs initiatives,” said Art Mesher, CEO at Descartes. “As logistics standards and government regulations around the world continue to evolve and be adopted, we pride ourselves in helping our customers be ready before compliance is mandatory. Our combination with Dexx is true to our mission of bringing together shippers, transportation carriers, forwarders, government agencies and other logistics intermediaries to streamline the shipment management process.”

| The Descartes Systems Group Inc. | 120 Randall Drive Waterloo ON Canada N2V 1C6 | 519.746.6114 |

|	info@descartes.com	| www.descartes.com	|	TSX:DSG	|	NASDAQ:DSGX |Helping Customers Deliver	|

Dexx is based in Leuven, Belgium. Further information on Dexx can be found at its corporate website at www.dexx.be. The purchase price for the acquisition was approximately 1.4 million euros, net of working capital assumed.

About Descartes

Descartes (TSX: DSG) (NASDAQ: DSGX), a leading provider of software-as-a-service (SaaS) logistics solutions, is delivering results across the globe today for organizations that operate logistics-intensive businesses. Descartes’ logistics management solutions combine a multi-modal network, the Descartes Global Logistics Network, with component-based ‘nano’ sized applications to provide messaging services between logistics trading partners, shipment management services for contract carriers and private fleet management services for organizations of all sizes. These solutions and services help Descartes’ customers reduce administrative costs, billing cycles, fleet size, contract carrier costs, and mileage driven and improve pick up and delivery reliability. Our hosted, transactional and packaged solutions deliver repeatable, measurable results and fast time-to-value. Descartes customers include an estimated 1,600 ground carriers and more than 90 airlines, 30 ocean carriers, 900 freight forwarders and third-party providers of logistics services, and hundreds of manufacturers, retailers, distributors, private fleet owners and regulatory agencies. The company has over 350 employees and is based in Waterloo, Ontario, with operations in Atlanta, Pittsburgh, Ottawa, Washington DC, Derby, London, Leuven, Stockholm and Shanghai. For more information, visit www.descartes.com.

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For more information contact:

Nicole German

1-416-816-5251

ngerman@descartes.com

This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relate to pending customs regulations in Europe, Dexx’s opportunity in the European market, Dexx and Descartes’ combined solution offering to customers and potential benefits derived therefrom; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changes in European customs regulations and the factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

| The Descartes Systems Group Inc. | 120 Randall Drive Waterloo ON Canada N2V 1C6 | 519.746.6114 |

|	info@descartes.com	| www.descartes.com	|	TSX:DSG	|	NASDAQ:DSGX |Helping Customers Deliver	|